March 22, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Andrew D. Mew

	Re:	Pier 1 Imports, Inc. Form 10-K for the Fiscal Year Ended February 25, 2012 Filed April 25, 2012 Response Letter dated March 4, 2013 File No. 1-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the "Company"), the following is a response to the additional comment of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated March 12, 2013.  The additional comment is related to the Company’s response letter dated March 4, 2013 in response to the letter dated February 19, 2013 with respect to the Form 10-K for the fiscal year ended February 25, 2012 filed on April 25, 2012.  The Staff's comment and the Company's response thereto are set forth below.

Form 10-K for the Fiscal Year Ended February 25, 2012

Item 8. Financial Statements and Supplementary Data, page 32

Note 7 – Matters Concerning Stockholders’ Equity, page 47

Restricted Stock Grants, page 49

1.
We read your response to comment 7 and your statement, “While the Company, through an authorized officer, formally grants to the CEO his restricted shares annually pursuant to the terms of the employment agreement, the Company was contractually committed to grant the shares when it executed the employment agreement with the CEO on December 15, 2009.”  Tell us if there are any terms or conditions in the employment agreement that could have precluded grants to the CEO.  In this regard, tell us why the entire amount of restricted stock was not “formally” granted when the employment agreement was initially signed.  Further, ASC 718-10-20 indicates that individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained.  We are uncertain how your accounting complies with ASC 718-10-20.  Also, tell us how your analysis considered the guidance in ASC 718-10-25-5 and 718-10-55-80 through 55-83.  Please advise us and quantify for us the effect on your financial statements assuming the Company utilized the actual date of grant instead of December 15, 2009, or the date the employment agreement was executed.  We may have further substantial comment.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 22, 2013

Response
In the Company’s response to comment 7, the following was stated:

“The employment agreement and underlying restricted stock awards were approved by the Company’s Compensation Committee and Board of Directors on December 15, 2009.  While the Company, through an authorized officer, formally grants to the CEO his restricted shares annually pursuant to the terms of the employment agreement, the Company was contractually committed to grant the shares when it executed the employment agreement with the CEO on December 15, 2009.  By formally awarding the shares annually, the Company is only fulfilling its contractual responsibility under the employment agreement.”

The Company acknowledges the guidance in ASC 718-10-20, which states that awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained, and the Company believes it is in compliance because all required approvals were obtained on December 15, 2009 as stated in the underlined sentence above.  The restricted stock awards were not subject to approval by management, and no further approval was required from the Company’s Compensation Committee or Board of Directors subsequent to December 15, 2009.  The CEO had to be employed by the Company on the first day of each respective fiscal year in order to receive the restricted stock award, but there are no other terms or conditions in the employment agreement that could have precluded the grants to the CEO.  Given the Compensation Committee and Board of Director approvals noted above, the act of “formally granting” each award through an authorized officer of the Company on an annual basis is perfunctory (i.e., the completion of the award documentation).

For the shares of time-based restricted stock awards granted to the Company’s CEO pursuant to the terms of his employment agreement dated December 15, 2009, the accounting grant date is the date on which the employment agreement was signed (i.e., December 15, 2009) as both the employer and employee had a mutual understanding of the key terms and conditions of the award on that date.  Those key terms include the number of shares of restricted stock awarded, the specified period of time the employee must provide service to the Company (the requisite service period), and the vesting provision of the awards.  As the time-based awards are not subject to any performance conditions, all of the terms were known and understood by the parties at the execution of the employment agreement; therefore, the grant date for the time-based awards was December 15, 2009.

The performance-based restricted stock awards granted to the Company’s CEO pursuant to the terms of his employment agreement dated December 15, 2009 vest based on the achievement of performance targets that were specified subsequent to December 15, 2009 (while the performance metric is identified in the employment agreement, the specific target dollar amount for the performance metric is set annually).  ASC 718-10-20 defines grant date as “the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award.”  Performance targets are significant terms of an award, and the grant date for the performance-based awards cannot occur until the vesting conditions/performance targets are established and communicated to the employee.  Thus, the Company does not believe the employer and employee had reached a mutual understanding of the key terms and conditions of the performance-based awards on December 15, 2009, and therefore, the Company did not have a grant date for the total amount of restricted stock (i.e., time-based plus performance-based) when the employment agreement was signed.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 22, 2013

Furthermore, the Company considered the guidance in ASC 718-10-55-108 regarding service inception date when evaluating the performance-based awards.  This guidance specifies that if an award does not contain a substantive requisite service condition subsequent to the grant date, the service inception date may precede the grant date.  As stated above, the grant date for the performance-based awards could not occur until the performance targets were established.  The performance targets create a defined service period that must be fulfilled in order to achieve the performance targets and earn the award.  The service period is not satisfied prior to the grant date when the performance targets are set, and therefore, the grant date and service inception date are the same.

The Company also considered the guidance in ASC 718-10-25-5, which states the following:

As a practical accommodation, in determining the grant date of an award subject to this Topic, assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements (that is, by the Board or management with the relevant authority) if both of the following conditions are met:

a. The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.

b. The key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. A relatively short time period is that period in which an entity could reasonably complete all actions necessary to communicate the awards to the recipients in accordance with the entity's customary human resource practices.

The Company believes it has complied with ASC 718-10-25-5.  Regarding criteria (a) above, the CEO did have the ability to negotiate the terms of the restricted stock awards prior to December 15, 2009.  However, both parties agreed to the terms on December 15, 2009 and subsequent to that date, the CEO no longer had the ability to negotiate the key terms and conditions of the awards with the Company, thus the award was unilateral.   Regarding criteria (b) above, all key terms and conditions of the time-based restricted stock award were communicated to the CEO on the date of approval, December 15, 2009.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 22, 2013

In addition, the Company considered the guidance in ASC 718-10-55-80 through 55-83, which expands on the guidance provided in paragraph 718-10-25-5.  This additional guidance indicates in ASC 718-10-55-81 that the mutual understanding of the key terms and conditions of the share-based compensation arrangement may be established through any of the following: (a) A formal, written agreement, (b) An informal, oral arrangement, or (c) An entity’s past practice.   As stated above, the Company believes that a formal, written agreement (i.e., the employment agreement dated December 15, 2009) established not only a mutual understanding of the key terms and conditions of the time-based restricted stock awards for both parties, but also a contractual obligation on the part of the Company to issue those shares.

The guidance in ASC 718-10-55-82 states that a mutual understanding of the key terms and conditions means that there is sufficient basis for both the employer and employee to understand the nature of the relationship established by the award, including both the compensatory relationship and the equity relationship subsequent to the date of grant.  The guidance in ASC 718-10-55-82 further states that the grant date for an award will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.  In order to assess that financial exposure, the employer and employee must agree to the terms; that is, there must be a mutual understanding.  As the CEO was granted shares of restricted stock (as opposed to a stock option grant with an exercise price to be established at a future date), the CEO began to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares on December 15, 2009.  Thus, this mutual understanding was established on December 15, 2009.

The additional guidance in ASC 718-10-55-80 through 55-83 states that the recipient of an award must meet the definition of an employee, and the Company’s CEO does meet this definition.  Lastly, the guidance addresses awards that are subject to shareholder approval and awards of stock options with exercise prices to be established at a future date; however, that guidance is not applicable as the individual awards to the CEO consisted of restricted stock and did not require shareholder approval.

Based on the analysis above, the Company believes it has complied with all of the applicable guidance in ASC 718 and it has properly concluded that December 15, 2009 is the grant date for the time-based restricted stock awards to the Company’s CEO pursuant to the terms of his employment agreement dated December 15, 2009.  Further, the Company believes that it has properly concluded that all of the shares of performance-based restricted stock awards did not have a grant date of December 15, 2009 because the performance targets had not been specified as of that date.   Given these conclusions, the Company believes there is no change in the financial statement impact.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 22, 2013

The following table summarizes the time-based restricted stock awards for the Company’s CEO:

Employment Agreement Date	Grant Date	Service Inception Date	Award Documentation Date *	Shares
12/15/2009	12/15/2009	12/15/2009	12/18/2009	375,000
12/15/2009	12/15/2009	12/15/2009	2/28/2010	187,500
12/15/2009	12/15/2009	12/15/2009	2/27/2011	187,500
12/15/2009	12/15/2009	12/15/2009	2/26/2012	187,500
* Given the Compensation Committee and Board of Director approvals noted above, the act of “formally granting” each award through an authorized officer of the Company on an annual basis is perfunctory.

The Company acknowledges that the disclosure in the Form 10-K should be expanded to better explain the restricted stock awards granted to the CEO.   In future filings, beginning with the Form 10-K for the period ended March 2, 2013, the Company will expand its disclosure to clarify how the accounting complies with ASC 718.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 22, 2013

*******
We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Darla Ramirez at 817-252-8489 if you have any questions regarding our response.

Sincerely,
Pier 1 Imports, Inc.

By: /s/ Charles H. Turner
Charles H. Turner, Senior Executive Vice President and
Chief Financial Officer